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SEC FILE NUMBER
8-69530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ESF Equity, LP

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1201 Puerta Del Sol #320
(No. and Street)

San Clemente	CA	92673
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Burke	Dambly	714-656-2127
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Burke Dambly, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ESF Equity, LP, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: President

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ESF Equity, LP

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of ESF Equity, LP

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of ESF Equity, LP as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of ESF Equity, LP as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of ESF Equity, LP 's management. My responsibility is to express an opinion on ESF Equity, LP 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to ESF Equity, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the ESF Equity, LP's financial statements. The Supplemental Information is the responsibility of the ESF Equity, LP's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as ESF Equity, LP's auditor since 2018.
Tarzana, California
January 28, 2022

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
ESF Equity, LP
San Clemete, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which ESF Equity, LP, stated that ESF Equity, LP's, business activities are limited to seller of real estate securities, broker or dealer selling oil and gas interests, broker or dealer selling tax shelters or limited partnerships in primary distributions, private placements of securities solely as a placing agent in best efforts offerings, and other wholesale distribution services, and that it has not held customer funds or securities and that ESF Equity, LP is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. ESF Equity, LP also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. ESF Equity, LP's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about ESF Equity, LP's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 28, 2022

ESF Equity, LP

Financial Statements

Statement of Financial Income

For the Year-Ended December 31, 2021

ASSETS	
Cash	16,157
TOTAL ASSETS	16,157
LIABILITIES & EQUITY	
Liabilities	0
Total Liabilities	0
Equity	
Members Equity	16,157
Total Equity	16,157
TOTAL LIABILITIES & EQUITY	16,157

The accompanying notes are an integral part of these financial statements.

ESF Equity, LP

Financial Statements

Statement of Operations

For the Year-Ended December 31, 2021

Revenues	
Consulting Income	10,000
Interest Income	1
Total Revenues	10,001
Expense	
Dues and Fees	1,201
Insurance Expense	326
Professional Fees	1,500
All Other	15
Total Expenses	3,042
Income (Loss) Before Tax	6,959
Provision for Income Taxes	800
Net Income (Loss)	6,159

The accompanying notes are an integral part of these financial statements.

ESF Equity, LP

Financial Statements

Statement of Cash Flows

For the Year-Ended December 31, 2021

	2021
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	6,159
Adjustments to reconcile Net Income	
Accrued Expenses Payable:	(15)
Total Adjustments	6,144
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	6,144
Cash at beginning of period	10,013
Cash at end of period	16,157

Cash paid for Income taxes: $800

Cash paid for Interest: $0

The accompanying notes are an integral part of these financial statements.

ESF Equity, LP

Financial Statements

Statement of Changes in Ownership Equity

For the Year-Ended December 31, 2021

	Capital Stock						
	Class B Stock		Common Stock		Contributed	Retained	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2020	300	$ -	1,500	$ -	$ 49,100	$ (39,102)	$ 9,998
Capital Contribution							0
Capital Distribution							
Net Income						6,159	6,159
Balance, December 31, 2021	300	$ -	1,500	$ -	$ 49,100	$ (32,943)	$ 16,157

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

ESF Equity, LP (the "Company") was incorporated in the State of California on February 27, 2015. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Agency ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation- The Company conducts the following types of business as a managing broker-dealer, which comprises several classes of services, including:

- Private placements of securities and publically registered non-traded REIT offerings.

Use of Estimates- The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition- The Company receives managing broker-dealer commissions and consulting fees with terms stipulated in its engagement agreements. Consulting fees are primarily reimbursements for the wholesale team; monthly draws and expense reimbursements. Managing broker-dealer commissions are generated from Direct Participation Program Offerings and a publically registered non-traded REIT offering.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Income Taxes- The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Changes in Financial Condition- The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3- Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company’s own data.)

There were no levels to measure as of December 31, 2021

Note 4- Pension Plan

The Company has established no retirement plan

Note 5 - Income Taxes

For federal income tax purposes, there is an accumulated net operating loss (NOL) of approximately $45,261 over 6 years which can be used to offset future taxable income but will expire after 20 years. The NOL amounts for the previous years and the expiration dates are as follows:

	NOL Amount	Expiration Date
2015	9,478	2035
2016	17,894	2036
2017	6,049	2037
2018	679	2038
2019	1,992	2039
2020	3,010	2040
2021	6,159	2041
	$45,261	

The current portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal Current	$ 0
State Current	800
	$ 800

The credit is due to overpayments generated in a previous period.

The Company is subject to audit by the taxing agencies for years ending December 31, 2018, 2019, 2020.

Note 6 - Operating Lease Commitments

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has no rent obligation.

Note 7 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year ended December 31, 2021, through January 28, 2022, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 8 – Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $16,157 which was $11,157 in excess of its required net capital of $5,000. The Company's net capital ratio was zero, as there was no aggregate indebtedness; which is less than 15:1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

ESF Equity, LP
Computation of Net Capital
For the Year-Ended December 31, 2021

Computation of Net Capital

Total Stockholder's Equity		$ 16,157
Non-Allowable Assets:		
Accounts Receivable	0	
Rent Deposits	0	
Haircuts on Securities Positions		
Securities Haircuts		
Undue Concentration Charges		
Net Allowable Capital		16,157

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	5,000
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Excess Net Capital	11,157

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	0
Percentage of Aggregate Indebtedness to Net Capital	0%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2021 Adjustments	16,157
Net Capital per Audit	16,157
Reconciled Difference	0

ESF Equity, LP

I, as director of the management of ESF Equity, LP (the "Company") am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2021. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to the following:

- Seller of real estate securities (Tenant-In-Common Investments, Real Estate Investment Trusts, equipment leasing programs
- Broker selling oil and gas interests (drilling offerings, income offerings, and royalty offerings)
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placement of securities, solely as a placement agent, in best efforts offerings (excluding EB-5 offerings)
- Other – wholesale distribution services

The Company has maintained compliance with the above throughout the year ended December 31, 2021, without exception.

ESF Equity, LP.

____

Burke Dambly, President
January 28, 2022

ESF Equity, LP
Schedule II - Determination of Reserve Requirements
Under Rule 15c3-3(e)
For the Year-Ended December 31, 2021

ESF Equity, LP has no reserve deposit obligations under SEC 15c3-3(e) because it is a “non-covered” firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

ESF Equity, LP
Schedule III – Information Related to Possession or Control
Requirements Under Rule 15c3-3(b)
For the Year-Ended December 31, 2021

ESF Equity, LP has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.